UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Kintera, Inc.
(Name of Issuer)

Common Stock, par value $0.001 per share
(Title of Class of Securities)

4972P5506
(CUSIP Number)

Mr. Joseph I. Worsham, II	with a copy to:
General Counsel	John D. Hogoboom, Esq.
BC Advisors, LLC	Lowenstein Sandler PC
300 Crescent Court, Ste. 1111	65 Livingston Avenue
Dallas, Texas 75201	Roseland, New Jersey 07068
(214) 756-6073	(973) 597-2500

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

February 5, 2007
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule l3G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☒

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Cusip No. 4972P5506

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only): Steven R. Becker

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
(a) ☐
(b) ☒

3.	SEC Use Only

4.	Source of Funds (See Instructions): AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e):
Not Applicable

6.	Citizenship or Place of Organization: United States

Number of	7.	Sole Voting Power: 2,066,143*
Shares
Beneficially	8.	Shared Voting Power: 0
Owned by
Each	9.	Sole Dispositive Power: 2,066,143*
Reporting
Person With	10.	Shared Dispositive Power: 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 2,066,143*

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares
(See Instructions): Not Applicable

13.	Percent of Class Represented by Amount in Row (11): 5.1%*

14.	Type of Reporting Person (See Instructions): HC/IN

* Based on 40,080,940 shares of common stock issued and outstanding as of December 20, 2006, as reported by the issuer in its Registration Statement on Form S-3 filed with the Securities and Exchange Commission on December 27, 2006.

Cusip No. 4972P5506

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only): BC Advisors, LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
(a) ☐
(b) ☒

3.	SEC Use Only

4.	Source of Funds (See Instructions): AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e):
Not Applicable

6.	Citizenship or Place of Organization: Texas

Number of	7.	Sole Voting Power: 2,066,143*
Shares
Beneficially	8.	Shared Voting Power: 0
Owned by
Each	9.	Sole Dispositive Power: 2,066,143*
Reporting
Person With	10.	Shared Dispositive Power: 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 2,066,143*

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares
(See Instructions): Not Applicable

13.	Percent of Class Represented by Amount in Row (11): 5.1%*

14.	Type of Reporting Person (See Instructions): HC/CO

* Based on 40,080,940 shares of common stock issued and outstanding as of December 20, 2006, as reported by the issuer in its Registration Statement on Form S-3 filed with the Securities and Exchange Commission on December 27, 2006.

Cusip No. 4972P5506

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only): SRB Management, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
(a) ☐
(b) ☒

3.	SEC Use Only

4.	Source of Funds (See Instructions): AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): Not Applicable

6.	Citizenship or Place of Organization: Texas

Number of	7.	Sole Voting Power: 2,066,143*
Shares
Beneficially	8.	Shared Voting Power: 0
Owned by
Each	9.	Sole Dispositive Power: 2,066,143*
Reporting
Person With	10.	Shared Dispositive Power: 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 2,066,143*

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): Not Applicable

13.	Percent of Class Represented by Amount in Row (11): 5.1%*

14.	Type of Reporting Person (See Instructions): IA/PN

* Based on 40,080,940 shares of common stock issued and outstanding as of December 20, 2006, as reported by the issuer in its Registration Statement on Form S-3 filed with the Securities and Exchange Commission on December 27, 2006.

Cusip No. 4972P5506

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only): WS Capital, L.L.C.

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
(a) ☐
(b) ☒

3.	SEC Use Only

4.	Source of Funds (See Instructions): AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): Not Applicable

6.	Citizenship or Place of Organization: Texas

Number of	7.	Sole Voting Power: 304,000*
Shares
Beneficially	8.	Shared Voting Power: 0
Owned by
Each	9.	Sole Dispositive Power: 304,000*
Reporting
Person With	10.	Shared Dispositive Power: 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 304,000*

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): Not Applicable

13.	Percent of Class Represented by Amount in Row (11): 0.8%*

14.	Type of Reporting Person (See Instructions): HC/CO

* Based on 40,080,940 shares of common stock issued and outstanding as of December 20, 2006, as reported by the issuer in its Registration Statement on Form S-3 filed with the Securities and Exchange Commission on December 27, 2006.

Cusip No. 4972P5506

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only): WS Capital Management, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
(a) ☐
(b) ☒

3.	SEC Use Only

4.	Source of Funds (See Instructions): AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): Not Applicable

6.	Citizenship or Place of Organization: Texas

Number of	7.	Sole Voting Power: 304,000*
Shares
Beneficially	8.	Shared Voting Power: 0
Owned by
Each	9.	Sole Dispositive Power: 304,000*
Reporting
Person With	10.	Shared Dispositive Power: 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 304,000*

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): Not Applicable

13.	Percent of Class Represented by Amount in Row (11): 0.8%*

14.	Type of Reporting Person (See Instructions): IA/PN

* Based on 40,080,940 shares of common stock issued and outstanding as of December 20, 2006, as reported by the issuer in its Registration Statement on Form S-3 filed with the Securities and Exchange Commission on December 27, 2006.

Cusip No. 4972P5506

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only): Reid S. Walker

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
(a) ☐
(b) ☒

3.	SEC Use Only

4.	Source of Funds (See Instructions): PA/AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e):
Not Applicable

6.	Citizenship or Place of Organization: United States

Number of	7.	Sole Voting Power: 304,000*
Shares
Beneficially	8.	Shared Voting Power: 0
Owned by
Each	9.	Sole Dispositive Power: 304,000*
Reporting
Person With	10.	Shared Dispositive Power: 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 304,000*

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares
(See Instructions): Not Applicable

13.	Percent of Class Represented by Amount in Row (11): 0.8%*

14.	Type of Reporting Person (See Instructions): HC/IN

* Based on 40,080,940 shares of common stock issued and outstanding as of December 20, 2006, as reported by the issuer in its Registration Statement on Form S-3 filed with the Securities and Exchange Commission on December 27, 2006.

Cusip No. 4972P5506

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only): G. Stacy Smith

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
(a) ☐
(b) ☒

3.	SEC Use Only

4.	Source of Funds (See Instructions): AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e):
Not Applicable

6.	Citizenship or Place of Organization: United States

Number of	7.	Sole Voting Power: 304,000*
Shares
Beneficially	8.	Shared Voting Power: 0
Owned by
Each	9.	Sole Dispositive Power: 304,000*
Reporting
Person With	10.	Shared Dispositive Power: 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 304,000*

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares
(See Instructions): Not Applicable

13.	Percent of Class Represented by Amount in Row (11): 0.8%*

14.	Type of Reporting Person (See Instructions): HC/IN

* Based on 40,080,940 shares of common stock issued and outstanding as of December 20, 2006, as reported by the issuer in its Registration Statement on Form S-3 filed with the Securities and Exchange Commission on December 27, 2006.

Item 4. Purpose of Transaction.

Item 4 of this Schedule 13D is hereby amended by adding the following paragraph after the second paragraph thereof:

The Reporting Persons concern about the Company’s operating results and management policies and personnel led the Reporting Persons to send an additional letter to the Company’s Board of Directors requesting a meeting with the independent members of the board. A copy of the letter is attached hereto as Exhibit 2 to this Schedule 13D, pursuant to Item 7.

Item 7. Material to be Filed as Exhibits.

1. Joint Filing Agreement, dated February 5, 2007, entered into by and among Mr. Becker, BC Advisors, LLC, SRB Management, L.P., WS Capital, L.L.C., WS Capital Management, L.P., Reid S. Walker and G. Stacy Smith.

2. Letter from Steven R. Becker to the Board of Directors of Kintera, Inc., dated as of February 5, 2007.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 5, 2007

/s/ Steven R. Becker
Steven R. Becker

BC ADVISORS, LLC

By: /s/ Steven R. Becker
Steven R. Becker, Member

SRB MANAGEMENT, L.P.

By: BC Advisors, LLC, its general partner

By: /s/ Steven R. Becker
Steven R. Becker, Member

WS CAPITAL, L.L.C.

By: /s/ Reid S. Walker
Reid S. Walker, Member

WS CAPITAL MANAGEMENT, L.P.

By: WS Capital, L.L.C., its general partner

By: /s/ Reid S. Walker
Reid S. Walker, Member

/s/ Reid S. Walker
REID S. WALKER

/s/ G. Stacy Smith
G. STACY SMITH

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)

EXHIBIT 1

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k), as promulgated under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them a Statement on Schedule 13D (including amendments thereto) with regard to the common stock of Kintera, Inc. and further agree that this Joint Filing Agreement be included as an Exhibit to such joint filings. In evidence thereof, the undersigned, being duly authorized, hereby execute this Joint Filing Agreement as of February 5, 2007.

February 5, 2007

/s/ Steven R. Becker
Steven R. Becker

BC ADVISORS, LLC

By:	/s/ Steven R. Becker
Steven R. Becker, Member

SRB MANAGEMENT, L.P.

By: BC Advisors, LLC, its general partner

By:	/s/ Steven R. Becker
Steven R. Becker, Member

WS CAPITAL, L.L.C.

By:	/s/ Reid S. Walker
Reid S. Walker, Member

WS CAPITAL MANAGEMENT, L.P.

By: WS Capital, L.L.C., its general partner

By:	/s/ Reid S. Walker
Reid S. Walker, Member

/s/ Reid S. Walker
REID S. WALKER

/s/ G. Stacy Smith
G. STACY SMITH

Exhibit 2.	Letter from Steven R. Becker to the Board of Directors of Kintera, Inc., dated as of February 5, 2007.

GREENWAY CAPITAL

February 5, 2007

Dear board members:

I received a call last week from Harry Gruber and your general counsel, who advised me that my previous letter was discussed at a board meeting, but did not describe any response or action taken by the Board. They also told me that the company has a policy which precludes any director except the chief executive officer from meeting with or speaking directly to shareholders. This policy is very concerning. Given the serious nature of the issues expressed in my prior letter and the fact that the concerns relate to the performance and authority of the chief executive, Harry Gruber, limiting all contacts and discussions to Mr. Gruber will be unproductive. Further, we believe limiting the ability of a shareholder to directly address a director is a violation of the Board’s duties under Delaware Corporate Law.

After my letter became public, I have received additional information which I believe the independent members of the board should review and investigate. The attempts of your management to limit communications between members of the board of directors and concerned stockholders raise serious issues of appropriate corporate governance. We strongly feel that your fiduciary duties to the company and its stockholders require you to address our concerns, and investigate the information we have received. I am prepared to meet in person or by telephone with the independent members of the board of directors as a group or individually and request that we meet before February 8, this Thursday. I have reason to believe the information I have received is credible, and although I feel it is best to first offer you the opportunity to review and investigate it, I will need to pursue other alternatives if you fail to do so.

Your company's web site does not identify a lead independent director, but if you have designated such a person, I request that any designated lead outside director contact me promptly.

I have reason to be very concerned about the state of affairs at Kintera. As noted, I am requesting a meeting with the independent members of Kintera's board of directors. If you cannot agree on a person to take the lead in responding to my concerns, I encourage you individually to consider your duties to the company and contact me. I am prepared to discuss my concerns, the information received which increased those concerns, and concrete steps you can take while investigating the issues raised. You can contact me by telephone ay 214 756 6016, by email at Steve@greenwaycapital.com, or by mail at 300 Crescent Court, Suite 111, Dallas, Texas 75201.

Very truly yours,

/s/ Steven R. Becker
Steven R. Becker